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                             December 22, 2023

       Gregory Falk
       Chief Financial Officer
       JLL Income Property Trust, Inc.
       333 West Wacker Drive
       Chicago IL, 60606

                                                        Re: JLL Income Property
Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 000-51948

       Dear Gregory Falk :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Funds from Operations
       Reconciliation of NAREIT FFO to AFFO, page 79

   1. We note your adjustment for performance fees to arrive at Adjusted Funds from
                                                        Operations ("AFFO"). We
further note your disclosure that you use AFFO as a
                                                        supplemental measure of
your operating performance. Please address the following:
                                                            Please clarify for
us the nature of the performance fees paid to advisors. Your response should
address, but not be limited to, if such fees were for services provided under the Advisory
Agreement.
                                                            Please tell us how
you determined that the exclusion of performance fees is consistent with the use that
you disclose; that is, how you determined these fees are unrelated to your operating
performance.
                                                            Please clarify for
us if the performance fees earned in 2022 and 2021 were paid in cash.
                                                            Please tell us if
you consider the performance fees to be normal, recurring, cash
 Gregory Falk
JLL Income Property Trust, Inc.
December 22, 2023
Page 2
              operating expenses necessary to operate your business and how you made that determination.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameGregory Falk                              Sincerely,
Comapany NameJLL Income Property Trust, Inc.
                                                            Division of
Corporation Finance
December 22, 2023 Page 2                                    Office of Real
Estate & Construction
FirstName LastName